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The Flowr Corporation Announces Results for the Third Quarter and Nine Months Ended September 30, 2018

MARKHAM, ONTARIO November 28, 2018 -- The Flowr Corporation (TSXV: FLWR) ("Flowr" or "the Company"), a Canadian Licensed Producer of premium cannabis products, today announced its results for the third quarter and nine months ended September 30, 2018. The Company's interim financial statements and management's discussion and analysis for the periods are available on SEDAR at www.sedar.com. All results are reported in Canadian Dollars.

This is Flowr's first report of financial results since the completion of its going-public transaction on September 21, 2018. Flowr's results for these periods do not include any sales of cannabis products as the Company received its sales and production license in August 2018.

In discussing the periods' results, Flowr Co-CEO Vinay Tolia said, "We took major steps to prepare Flowr financially and operationally for the start of recreational sales in Canada and to execute on our long-term business strategy. We believe that we are well positioned to deliver on our existing supply agreements, complete our facilities build-out and ramp-up production in 2019, and capitalize on strategic growth opportunities globally."

Business Highlights

- Flowr completed almost **$65 million of fundraising activities throughout 2017 and 2018**, culminating in a nearly $36 million raise as part of the reverse takeover transaction that led to the Company's **listing on the TSX Venture Exchange** (TSXV) on September 26, 2018.
- The Company began cultivation in its Kelowna, BC facility and **harvested a total of 358,768 grams**.
- Flowr **received its sales license from Health Canada and entered into supply agreements with provincial authorities from British Columbia, Nova Scotia and Ontario**. Together these provinces account for more than half of Canada's population.
- In February 2018, Flowr entered into an **exclusive R&D alliance with Hawthorne Canada, a subsidiary of The Scotts Miracle-Gro Company** (NYSE: SMG), the centerpiece of which is North America's first R&D facility dedicated to cannabis cultivation currently under construction adjacent to Flowr's Kelowna cultivation facility.
- Flowr purchased or agreed to purchase several parcels of land adjacent to its Kelowna facilities on which it plans to build additional cultivation facilities to expand capacity in the future.

Selected Summary Financial Results

In thousands of dollars

	September 30, 2018	December 31, 2017	Change
Cash and Equivalents	39,660	7,750	412%
Inventory	1,514	-	-
Biological Assets	636	-	-
Property, Plant & Equipment	19,463	9,279	110%
Shareholder's Equity	65,634	21,502	205%

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In thousands of dollars except loss per share and grams produced

	Three Months Ended September 30		Nine Months Ended September 30	
	2018	2017	2018	2017
Grams Produced	221,872	-	358,768	-
Revenue	-	-	-	-
Gross profit (loss) before fair value adjustments	259	(65)	(642)	(154)
SG&A	1,510	383	4,245	877
Share-based compensation	2,378	-	3,852	-
Listing Expense	1,803	-	1,803	-
Net Loss	(5,633)	(467)	(11,848)	(918)
Loss per share (basic and diluted) in dollars	(0.08)	(0.01)	(0.12)	(0.01)

For the three months and nine months ended September 30, 2018, the Company's net losses were $5,633,397 and $11,848,186, respectively. These losses were higher than those in the year-earlier period as Flowr commenced cultivation, prepared for sales to the adult-use recreational and medicinal cannabis markets, undertook a series of actions leading to the Company's listing on the TSXV, and built-out its staff and executive team to support these activities. Key costs contributing to the higher net losses were increased selling, general and administrative expenses, share-based compensation expense and listing expense.

Flowr produced 221,872 grams of dried cannabis during the third quarter and 358,768 grams during the nine-months ended September 30, 2018.

Business Update and Key Developments Since September 30, 2018

- In early October, Flowr began fulfilling initial purchase orders from its provincial partners in anticipation of the October 17 start of adult recreational-use sales. **Flowr fulfilled orders on-time and in-full** and made several restocking shipments after products sold out.
- Flowr formed a **partnership with Ace Valley**, a new brand of cannabis from the team behind Ace Hill Beer, and launched several SKUs in Ontario and British Columbia on October 17.
- **Flowr expects to produce in excess of 550,000 grams of cannabis during its first year of operations**.
- Flowr's 85,000 square foot **Kelowna cultivation facility** is approximately 20% complete and **is on schedule for completion in the third quarter of 2019**; Flowr expects it to produce upwards of 12,000 kilos of cannabis on an annualized basis after completion.
- The Company **continues to pursue additional strategic growth opportunities in the Canadian recreational and medical markets as well as internationally**.

Conference Call

Flowr will host a conference call for investors on November 29 at 9:00am EST with Vinay Tolia and Tom Flow, Co-CEOs and Alex Dann, CFO.

Toll Free Dial-in: 1-888-556-3059

International Dial-in: 1-409-983-9742
Conference ID: 4079223

A replay of the call will be available until 11:59pm Eastern Time, December 12, 2018 by dialing 1-800-585-8367 or 1-404-537-3406 and entering conference code 4079223.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

On behalf of The Flowr Corporation:
Alex Dann
Chief Financial Officer

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann, CFO: +1 416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: statements with respect to the steps taken to prepare Flowr financially and operationally for the start of recreational sales and to execute on its long term business strategy, Flowr being well positioned to deliver on its existing supply agreements, complete its facilities build-out and ramp-up production in 2019, and capitalize on its strategic growth opportunities globally, the Hawthorne partnership and strategic alliance, including statements with respect to R&D facility being the first North American facility dedicated to cannabis cultivation, purchase of, or agreements to purchase, several parcels of land adjacent to Flowr's Kelowna facilities, Flowr's plans to build additional cultivation facilities to expand capacity in the future, projections with respect to the amount of grams to be produced by Flowr in the fourth quarter of 2018 and annually

upon completion of the Kelowna facility, Flowr's facilities, including the 85,000 square foot Kelowna cultivation facility and the timing of completion of construction thereof, Flowr expecting to produce upwards of 12,000 kilos of cannabis on an annualized basis after completion of the Kelowna facility, Flowr's pursuit of additional strategic growth opportunities in the Canadian recreational and medical markets as well as internationally, and Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeal to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including the steps taken by Flowr not preparing it financially and/or operationally for the recreational use market and/or to execute on its business strategy, Flowr not being positioned to deliver on its existing supply agreements, which could result in a material adverse effect on sales and revenues, Flowr not completing the build out and/or ramp-up of production in 2019, which could materially adversely impact Flowr's financial results, operations and business, Flowr not being able to execute on growth strategies, including international opportunities, which could adversely impact Flowr's growth and future prospects, the inability to construct or a delay in constructing the R&D facility, which could adversely affect Flowr's competitive advantage in R&D and cultivation, the inability to purchase additional properties, which would result in Flowr not having additional production and sales, Flowr's inability to achieve the projections relating to grams of cannabis to be produced in 2018 and/or in the future annually, which could materially adversely affect Flowr's sales, revenues and/or share price, the failure of Flowr to complete the Kelowna facility on time or at all, which would significantly impact sales and revenues, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations or expand domestically or globally and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr's products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements (including the Hawthorne partnership), possible failure to realize the

anticipated benefits of partnership arrangements (including the Hawthorne partnership), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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